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[redacted]

13012579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68759

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (Date) AND ENDING December 31, 2012 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andbanc Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Avenue, Suite 1550
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joaquin Francis — 305-702-0600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LJ Sullivan Certified Public Accountant, LLC
(Name - *if individual, state last, first, middle name*)

701 Brickell Avenue	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/1/13

OATH OR AFFIRMATION

I, Joaquin Francis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andbanc Brokerage, LLC as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Cyril Bijaoui
COMMISSION # EE 139087
EXPIRES: NOV. 04, 2015
WWW.AARONNOTARY.com

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

L J SULLIVAN CERTIFIED PUBLIC ACCOUNTANT, LLC
701 Brickell Avenue, Suite 1550
Miami, Fl 33131

INDEPENDENT REGISTERED AUDITOR'S REPORT

To the Board of Directors
Andbanc Brokerage LLC
Miami, Florida

I have audited the accompanying statement of financial condition of Andbanc Brokerage LLC as of December 31, 2012 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andbanc Brokerage LLC at December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

LJ Sullivan Certified Public Accountant, LLC

February 18, 2013
Miami, Florida

ANDBANC BROKERAGE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Current assets	
Cash in bank and cash equivalents	$ 66,058
Commission receivable	64,094
Prepaid expenses	4,820
Total current assets	134,972
Other assets	
Clearing agent deposit	150,017
Total assets	$284,989

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities	
Due to related party	$ 49,881
Accounts payable and Accrued expense	5,156
Total liabilities	55,037
Member's capital	229,952
Total liabilities and member's capital	$284,989

The accompanying notes are an integral part of these financial statements

ANDBANC BROKERAGE, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
DECEMBER 31, 2012

Balance – 12/31/11	$ 13,293
Net (Loss)	(983,341)
Capital contributions	1,200,000
Balance – 12/31/12	$ 229,952

The accompanying notes are an integral part of these financial statements

ANDBANC BROKERAGE, LLC
STATEMENT OF INCOME
DECEMER 31, 2012

Commissions	$ 74,785
Operating expenses:	
Compensation and employee benefits	870,173
General & administrative expenses	87,746
Professional fees	54,017
Occupancy expense	33,566
Clearing charges	10,691
Regulatory fees	1,950
Total operating expenses	1,058,143
Net (loss) before other income	(983,358)
Other income	
Interest income	17
Net (loss) before provision for income taxes	(983,341)
Provision for income taxes	-0-
Net (loss)	$(983,341)

ANDBANC BROKERAGE, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2012

Cash flows from operating activities	
Net (loss)	$(983,341)
Adjustment to reconcile net (loss) To net cash used for operating activities:	
Increase in commission receivable	(64,094)
Increase in clearing deposit	(150,017)
Increase in prepaid expenses	(4,820)
Increase in due to related party	49,881
Increase in accounts payable and accrued expenses	5,156
Net cash used for operating activities	(1,147,235)
Cash flows from financing activities	
Capital contributions	1,200,000
Total cash flows from financing activities	1,200,000
Net increase in cash	52,765
Cash and cash equivalents – beginning	13,293
Cash and cash equivalents – ending	$ 66,058
Supplemental cash flows disclosures	
Taxes paid	$-0-
Interest paid	$-0-

The accompanying notes are an integral part of these financial statements

ANDBANC BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was organized on November 8, 2010 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying broker/dealer effective April 11, 2012. The Company is a limited liability company pursuant to the Florida Statute.

Cash Equivalents

For purposes of reporting cash flows and cash, cash equivalents includes money market accounts and certificates of deposits and any highly liquid debt instruments purchased with maturity of six months or less.

Income Taxes

The Company has made an election to be treated as a limited liability company under the Federal Income tax laws. Accordingly, the income and losses of the Company is taxed directly to its member. Therefore, no provision for income taxes has been made in the financial statements.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2012 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are posted to Company ledgers monthly when the clearing brokers remit their monthly statements. As of December 31, 2012, the balance of commissions due from clearing brokers net of clearing expenses was $64,094. Subsequently, this has been paid in full.

NOTE 2 NET CAPITAL REQUIREMENTS

FINRA imposes certain restrictions on the Company, the most significant of which is to maintain minimum net capital of $5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted, as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 RELATED PARTIES

The Company entered into an office sharing arrangement with a related party commencing on April 1, 2012. The annual rent incurred for the year 2012 was $33,566. The annual rent to be incurred for the subsequent years will reflect any increments that its holding company will incur under the lease agreement. In addition, the related party acts as a common paymaster for designated employees of Company plus direct reimbursements for other overhead such as telephone, data services and travel expenditures.

NOTE 6 CAPITAL TRANSACTIONS

The Company had issued 50 units at $100 per unit at inception. Subsequently, the Company issued an additional 12,000 units for a cash infusion; $1,200,000 in February 2012.

NOTE 7 **CONCENTRATION OF RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial entities. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty.

NOTE 8 **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events from its year-end through the date whereupon the financial statements were issued and has determined that there are no items to disclose.

ANDBANC BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Schedule I
Supplemental Information
STATEMENT OF COMPUTATION OF CAPITAL REQUIREMENT
DECEMBER 31, 2012

Total Assets	$284,989
Less: Liabilities	55,038
Net Capital before other charges	229,951
Charges against capital	(35,881)
Net Capital	$194,070

Schedule II
Supplemental Information
STATEMENT OF COMPUTATION OF BASIC CAPITAL REQUIREMENT
DECEMBER 31, 2012

Net Capital	$194,070
Net Capital Required	5,000
Excess Net Capital	$189,070

ANDBANC BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Schedule III
Supplemental Information
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2012

Net capital per Audited Financial Statements	$194,070
Net capital per Focus Report – Part II A	194,070
Net Difference	$ -0-

Schedule IV
Supplemental Information
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2012

Total Liabilities from Statement of Financial Condition	$55,038
Percentage of aggregate indebtedness to net capital	28.36%

L J SULLIVAN CERTIFIED PUBLIC ACCOUNTANT, LLC
701 Brickell Avenue, Suite 1550
Miami, Fl 33131

To the Board of Directors
Andbanc Brokerage, LLC
Miami, Florida

In planning and performing my audit of the financial statements of Andbanc Brokerage, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of the Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and their practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-6(g) lists additional objectivees of the practices and procedures listed in the preceding paragraph. Because of

inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention with those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for the purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Security Exchange Act of 1934 in their regulation of registered brokers and dealers, and not intended to be and should not be used by anyone other than those specific parties.

Sullivan Certified Public Accountant, LLC

February 18, 2013
Miami, Florida